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                                                       November 18, 1997


        Dear Fellow Shareholder:

             We are pleased to enclose information relating to a Special Meeting of Shareholders of NationsBank Corporation to be held at the International Trade Center, 200 North College Street, in the city of Charlotte, North Carolina, at 9:30 a.m. local time on December 19, 1997.

             On August 29, 1997, NationsBank and Barnett Banks, Inc. entered into a definitive agreement to combine NationsBank with Barnett by merging Barnett into a wholly owned subsidiary of NationsBank. The merger has been approved by the Boards of Directors of both NationsBank and Barnett.

             The purpose of our Special Meeting is to consider and vote on (i) the issuance of NationsBank capital stock to Barnett shareholders in the proposed merger and (ii) an amendment and restatement of the NationsBank Corporation Key Employee Stock Plan.

             The merger with Barnett is extremely important for our company. The merger will create the preeminent banking institution in Florida, which we believe is one of the most attractive markets in the United States. As a result of the merger, NationsBank will have pro forma combined assets of approximately $284 billion, pro forma combined deposits of approximately $161 billion and pro forma combined shareholders' equity of approximately $23 billion.

             The matters to be voted on by the NationsBank shareholders require for approval the affirmative vote of a majority of the votes cast by holders of NationsBank Common Stock, NationsBank ESOP Convertible Preferred Stock, Series C and NationsBank 7% Cumulative Redeemable Preferred Stock, Series B, voting together as a single class.

             Shareholders are entitled to vote all shares of Common Stock, ESOP Convertible Preferred Stock, Series C, and 7%
        Cumulative Redeemable Preferred Stock, Series B, held by them on October 31, 1997, which is the record date for the Special Meeting.

           WE URGE YOU TO CONSIDER CAREFULLY THESE IMPORTANT MATTERS, WHICH ARE DESCRIBED IN THE ATTACHED JOINT PROXY STATEMENT-PROSPECTUS. In order to ensure that your vote is represented at the meeting, please indicate your choice on the proxy form, date and sign it, and promptly return it in the enclosed envelope. You are, of course, welcome to attend the meeting and to vote your shares in person.

                                     /s/ HUGH L. MCCOLL, JR.
                                         HUGH L. MCCOLL, JR.
                                         CHIEF EXECUTIVE OFFICER